UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the month of August 2011

Commission File Number 000-12790

ORBOTECH LTD.

(Translation of Registrant’s name into English)

SANHEDRIN BOULEVARD, NORTH INDUSTRIAL ZONE, YAVNE 81101, ISRAEL

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F           X                                                 Form 40-F

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Attached hereto and incorporated by reference herein are the following documents:

1.	Press release issued by the Registrant on, and dated, August 1, 2011, and entitled “Orbotech Announces Second Quarter 2011 Results and Updates Earnings per Share Guidance”.

2.	Registrant’s Condensed Consolidated Balance Sheets at June 30, 2011.

3.	Registrant’s Condensed Consolidated Statements of Income for the Six Month Period ended June 30, 2011.

4.	Registrant’s Condensed Consolidated Statements of Cash Flows for the Six Month Period ended June 30, 2011.

5.	Registrant’s Reconciliation of GAAP to non-GAAP Results from Continuing Operations for the Six Month Period ended June 30, 2011.

*        *        *         *        *        *

Except as set forth below, the information on this Form 6-K, including the exhibits attached hereto, shall not be deemed ‘filed’ for purposes of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Securities Exchange Act of 1934.

This report on Form 6-K is incorporated by reference into the Registration Statements on Form S-8 (Registration No. 33-25782, Registration No. 33-78196, Registration No. 333-05440, Registration No. 333-06542, Registration No. 333-08404, Registration No. 333-09342, Registration No. 333-11124, Registration No. 333-12692, Registration No. 333-127979, Registration No. 333-154394 and Registration No. 333-169146) of Orbotech Ltd. previously filed with the Securities and Exchange Commission.

FOR IMMEDIATE RELEASE

ORBOTECH ANNOUNCES SECOND QUARTER 2011 RESULTS AND UPDATES EARNINGS PER SHARE GUIDANCE

•	2011 second quarter:

•	Revenues: $153.4 million, up 14% from the first quarter of 2011

•	Non-GAAP net income: $21.8 million, or $0.56 per share (diluted), up from $15.2 million, or $0.42 per share (diluted), in the first quarter of 2011

•	Operating margin: 14.1%, up from 11.2% in the first quarter of 2011

•	Cash generated from ongoing operations: $22.4 million.

•	2011 second half and full year guidance:

•	Reiterating second half 2011 revenues: $280 - 290 million

•	Raising 2011 non-GAAP earnings per share: $1.80 - $1.85 per share (diluted), up from $1.70 - $1.78 per share (diluted)

•	Raising 2011 GAAP earnings per share from continuing operations: $1.40 - $1.45 per share (diluted), up from $1.35 - $1.40 per share (diluted)

YAVNE, ISRAEL — August 1, 2011 — ORBOTECH LTD. (NASDAQ/GSM SYMBOL: ORBK) today announced its consolidated financial results for the second quarter and sixth months ended June 30, 2011.

Commenting on the second quarter, Rani Cohen, President and Chief Executive Officer, said: “We recorded a strong quarter, with revenue results on track and improved margins. Demand in the primary industries that we serve remains healthy; and we are pursuing significant additional opportunities within the electronic component manufacturing and other adjacent industries. We have already begun to deploy some of these solutions to touch screen manufacturers. Overall, we are encouraged by the current positive business environment in the electronics industry and believe that we will post a strong second half of 2011.”

The Company’s printed circuit board (“PCB”) business continues to benefit from strong consumer demand for complex and sophisticated mobile electronic devices such as smart phones, tablets and ultra-thin laptop computers. The growing intricacy of these devices and their embedded components has led to increased demand for Orbotech’s sophisticated manufacturing solutions, especially its laser direct imaging tool. In early July, the Company received acceptance for its new Emerald UV laser drilling system and will recognize initial revenues from this product in the third quarter of 2011.

During the second quarter, the Company delivered its leading flat panel display (“FPD”) solutions to several major manufacturers in China and received new orders for applications for mobile devices, as well as preliminary indications of new mobile-related investments. The Company is also seeing the emergence of a growing opportunity for sales based on its existing installed base, as manufacturers upgrade existing plants that have older applications with newer, more demanding applications, such as those required for mobile devices.

Revenues for the second quarter of 2011 totaled $153.4 million, compared to $134.2 million in the first quarter of 2011 and $144.9 million in the second quarter of 2010. GAAP net income for the second quarter of 2011 was $18.9 million, or $0.48 per share (diluted), compared to GAAP net income of $11.2 million, or $0.31 per share (diluted) for the first quarter of 2011 and GAAP net income of $12.4 million, or $0.35 per share (diluted), in the second quarter of 2010. GAAP net income from continuing operations for the second quarter of 2011 was $17.6 million, or $0.45 per share (diluted), compared to GAAP net income from continuing operations of $11.1 million, or $0.30 per share (diluted) for the first quarter of 2011 and GAAP net income from continuing operations of $14.1 million, or $0.39 per share (diluted), in the second quarter of 2010.

1

Revenues for the first six months of 2011 totaled $287.6 million, compared to $244.9 million recorded in the first six months of 2010. GAAP net income for the first six months of 2011 was $30.1 million, or $0.80 per share (diluted), compared to a GAAP net income of $14.0 million, or $0.39 per share (diluted), in the first six months of 2010. GAAP net income from continuing operations for the first six months of 2011 was $28.7 million, or $0.76 per share (diluted), compared to GAAP net income from continuing operations of $17.6 million, or $0.49 per share (diluted) for the first six months of 2010.

Non-GAAP net income from continuing operations for the second quarter of 2011 was $21.8 million, or $0.56 per share (diluted), compared to non-GAAP net income from continuing operations of $18.8 million, or $0.52 per share (diluted), in the second quarter of 2010. Non-GAAP net income for the first six months of 2011 was $37.0 million, or $0.98 per share (diluted), compared to non-GAAP net income of $27.3 million, or $0.76 per share (diluted), in the first six months of 2010. A reconciliation of each of the Company’s non-GAAP measures to the comparable GAAP measure is included at the end of this press release.

Sales of equipment to the PCB industry were $58.8 million in the second quarter of 2011, compared to $57.1 million in the first quarter of 2011, and $41.5 million in the second quarter of 2010. Sales of equipment to the FPD industry were $56.6 million in the second quarter of 2011, compared to $43.2 million in the first quarter of 2011, and $72.5 million in the second quarter of last year. Sales of character recognition products were $1.6 million in the second quarter of 2011, compared to $1.4 million in the first quarter of 2011, and $1.6 million recorded in the second quarter of 2010. In addition, service revenue for the second quarter of 2011 reached a record $36.4 million, compared to $32.5 million in the first quarter of 2011, and $29.4 million in the second quarter of 2010.

The Company completed the quarter with cash, cash equivalents, short-term bank deposits and marketable securities of approximately $296.5 million; and debt of $112.0 million, compared with cash, cash equivalents, short-term bank deposits and marketable securities of approximately $195.1 million; and debt of $120.0 million at the end of the first quarter of 2011. The Company generated cash of $22.4 million from continuing operations in the second quarter of 2011; as well as approximately $90.7 million net from the issuance and sale of 7,705,000 Ordinary Shares in the public offering which was launched on May 18, and consummated on May 31, 2011. The weighted average number of Ordinary Shares used in the computation of the Company’s earnings per share for each period is included in the financial statements included as part of this press release. As at June 30, 2011, the number of Ordinary Shares outstanding was approximately 43.1 million. The estimated average number of Ordinary Shares anticipated for 2011 for purposes of the Company’s 2011 per share guidance is 41.2 million after taking into account the public offering completed during the second quarter. With the completion of this public offering, the Company has accomplished its capital raising goals for the foreseeable future.

The Company has completed the disposal of its discontinued operations and does not anticipate future material income or other adjustments related to such business.

An earnings conference call for the Company’s second quarter 2011 results is scheduled for Monday, August 1, 2011, at 9:00 a.m. EST. The dial-in number for the conference call is 212-287-1850, and a replay will be available on telephone number 203-369-3959 until August 14, 2011. The pass code is Q2. A live web cast of the conference call and a replay can also be heard by accessing the investor relations section on the Company’s website at www.orbotech.com.

About Orbotech Ltd.

Orbotech Ltd. (NASDAQ/GSM: ORBK) has been at the cutting edge of the electronics industry supply chain, as an innovator of enabling technologies used in the manufacture of the world’s most sophisticated consumer and industrial products, for over 30 years. The Company is a leading provider of yield-enhancing and production solutions, primarily for manufacturers of printed circuit boards and flat panel displays; and today, virtually every electronic device is produced using Orbotech technology. The Company also applies its core expertise and resources in other advanced technology areas, including character recognition for check and forms processing and solar photovoltaic manufacturing. Headquartered in Israel and operating from multiple locations internationally, Orbotech’s highly talented and inter-disciplinary professionals design, manufacture, sell and service the Company’s end-to-end portfolio of solutions for the benefit of customers the world over. For more information visit www.orbotech.com.

2

Cautionary Statement Regarding Forward-Looking Statements and Non-GAAP Financial Measures

Except for historical information, the matters discussed in this press release are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These statements relate to, among other things, future prospects, developments and business strategies and involve certain risks and uncertainties. The words “anticipate,” “believe,” “could,” “will,” “plan,” “expect” and “would” and similar terms and phrases, including references to assumptions, have been used in this press release to identify forward-looking statements. These forward-looking statements are made based on management’s expectations and beliefs concerning future events affecting Orbotech and are subject to uncertainties and factors relating to its operations and business environment, all of which are difficult to predict and many of which are beyond the Company’s control. Many factors could cause the actual results to differ materially from those projected including, without limitation, cyclicality in the industries in which the Company operates, the Company’s production capacity, timing and occurrence of product acceptance, worldwide economic conditions generally, especially in the industries in which the Company operates, the timing and strength of product and service offerings by the Company and its competitors, changes in business or pricing strategies, changes in the prevailing political and regulatory framework in which the relevant parties operate or in economic or technological trends or conditions, including currency fluctuations, inflation and consumer confidence, on a global, regional or national basis, the level of consumer demand for sophisticated devices such as smartphones, tablets and other electronic devices, the impact of the recent events in Japan and other risks detailed in the Company’s SEC reports, including the Company’s Annual Report on Form 20-F for the year ended December 31, 2010. The Company assumes no obligation to update the information in this press release to reflect new information, future events or otherwise, except as required by law.

Non-GAAP net income, non-GAAP net income from continuing operations and non-GAAP net income from continuing operations per share detailed in the Reconciliation exclude charges, income or losses, as applicable, related to one or more of the following: (i) equity-based compensation expenses; (ii) certain items associated with acquisitions, including amortization and impairment of intangibles; and/or (iii) our discontinued operations. Management uses these non-GAAP measures to evaluate the Company’s operating and financial performance in light of business objectives and for planning purposes. These measures are not in accordance with GAAP and may differ from non-GAAP methods of accounting and reporting used by other companies. Orbotech believes that these measures enhance investors’ ability to review the Company’s business from the same perspective as the Company’s management and facilitate comparisons with results for prior periods. The presentation of this additional non-GAAP information should not be considered in isolation or as a substitute for net income , net income attributable to Orbotech Ltd. or earnings per share prepared in accordance with GAAP, and should be read only in conjunction with the Company’s consolidated financial statements prepared in accordance with GAAP. For a detailed explanation of the adjustments made to comparable GAAP measures, the reasons why management uses these measures, the usefulness of these measures and the material limitations on the usefulness of these measures please see the Reconciliation.

To supplement the Company’s financial results presented on a GAAP basis, the Company uses the non-GAAP measures indicated in the Reconciliation, which exclude equity based compensation expenses, amortization of intangible assets, in-process research and development charges and impairment and restructuring charges, as well as certain financial expenses and non-recurring income items that are believed to be helpful in understanding and comparing past operating and financial performance with current results. However, the non-GAAP measures presented are subject to limitations as an analytical tool because they do not include certain recurring items as described below and because they do not reflect certain cash expenditures that are required to operate the Company’s business, such as interest expense and taxes. Accordingly, these non-GAAP financial measures are not meant to be considered in isolation or as a substitute for comparable GAAP measures and should be read only in conjunction with the Company’s consolidated financial statements prepared in accordance with GAAP. Management regularly utilizes supplemental non-GAAP financial measures internally to understand, manage and evaluate the Company’s business and make operating decisions. These non-GAAP measures are among the primary factors management uses in planning for and forecasting future periods. Non-GAAP financial measures reflect adjustments based on the following items, as well as the related income tax effects.

3

The effect of equity-based compensation expenses has been excluded from the non-GAAP measures. Although equity-based compensation is a key incentive offered to employees, and the Company believes such compensation contributed to the revenues earned during the periods presented and also believes it will contribute to the generation of future period revenues, the Company continues to evaluate its business performance excluding equity based compensation expenses. Equity-based compensation expenses will recur in future periods.

The effects of amortization of intangible assets have also been excluded from the measures. This item is inconsistent in amount and frequency and is significantly affected by the timing and size of acquisitions. Investors should note that the use of intangible assets contributed to revenues earned during the periods presented and will contribute to future period revenues as well. Amortization of intangible assets will recur in future periods and the Company may be required to record additional impairment charges in the future. The Company believes that it is useful for investors to understand the effects of these items on total operating expenses. For more information about these items, see the Reconciliation and the Company’s Annual Report on Form 20-F filed with the SEC for the year ended December 31, 2010.

COMPANY CONTACTS:
Adrian Auman	Michelle Harnish
Corporate Vice President Investor Relations	Marketing Communications Manager
and Special Projects	Orbotech, Inc.
Orbotech Ltd.	+1-603-289-7937
+972-8-942-3560

4

ORBOTECH LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS

AT JUNE 30, 2011

	June 30	December 31
	2011	2010
	U. S. dollars in thousands
Assets

CURRENT ASSETS:
Cash and cash equivalents	233,522	179,503
Short-term bank deposits	62,967	2,780
Accounts receivable:
Trade	184,300	153,518
Other	30,269	29,919
Deferred income taxes	5,900	5,913
Inventories	122,733	112,812
Assets of discontinued operations	120	12,351

Total current assets	639,811	496,796

INVESTMENTS AND NON-CURRENT ASSETS:
Marketable securities		2,549
Funds in respect of employee rights upon retirement	13,230	13,017
Deferred income taxes	11,116	12,679
Other long-term investments	1,469	29

	25,815	28,274

PROPERTY, PLANT AND EQUIPMENT, net	23,370	24,842

GOODWILL	12,034	12,034

OTHER INTANGIBLE ASSETS, net	60,253	66,395

	761,283	628,341

Liabilities and equity

CURRENT LIABILITIES:
Current maturities of long-term bank loan	32,000	32,000
Accounts payable and accruals:
Trade	52,647	26,535
Other	51,366	55,290
Deferred income	28,032	24,421
Liabilities of discontinued operations	44	2,172

Total current liabilities	164,089	140,418

LONG-TERM LIABILITIES:
Long-term bank loan	80,000	96,000
Liability for employee rights upon retirement	27,963	27,501
Deferred income taxes	1,909	2,188
Other tax liabilities	15,157	12,679

Total long-term liabilities	125,029	138,368

Total liabilities	289,118	278,786

EQUITY:
Share capital	2,086	1,758
Additional paid-in capital	268,812	174,940
Retained earnings	256,895	226,809
Accumulated other comprehensive income	(272)	1,454

	527,521	404,961
Less treasury shares, at cost	(57,192)	(57,192)

Total Orbotech Ltd. shareholders’ equity	470,329	347,769
Non-controlling interest	1,836	1,786

Total equity	472,165	349,555

	761,283	628,341

ORBOTECH LTD.

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

FOR THE SIX MONTH PERIOD ENDED JUNE 30, 2011

					12 months
	6 months ended		3 months ended		ended
	June 30		June 30		December 31
	2011	2010	2011	2010	2010
	U.S. dollars in thousands (except per share data)
REVENUES	287,616	244,887	153,405	144,900	529,355

COST OF REVENUES	167,730	142,212	89,214	84,311	312,901

GROSS PROFIT	119,886	102,675	64,191	60,589	216,454

RESEARCH AND DEVELOPMENT COSTS — net	41,250	37,010	21,021	19,900	78,327

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	35,756	32,089	18,402	17,580	66,264

AMORTIZATION OF INTANGIBLE ASSETS	6,142	7,088	3,071	3,544	14,176

OPERATING INCOME	36,738	26,488	21,697	19,565	57,687

FINANCIAL EXPENSES — net	3,896	4,533	1,773	2,142	7,284

INCOME FROM CONTINUING OPERATIONS BEFORE TAXES ON INCOME	32,842	21,955	19,924	17,423	50,403

TAXES ON INCOME	4,119	4,380	2,289	3,382	7,397

NET INCOME FROM CONTINUING OPERATIONS	28,723	17,575	17,635	14,041	43,006

INCOME (LOSS) FROM DISCONTINUED OPERATIONS, NET OF TAX	1,363	(3,600)	1,255	(1,660)	(8,717)

NET INCOME	30,086	13,975	18,890	12,381	34,289

NET INCOME (LOSS) ATTRIBUTABLE TO THE NON-CONTROLLING INTEREST		(35)		(18)	144

NET INCOME ATTRIBUTABLE TO ORBOTECH LTD.	30,086	14,010	18,890	12,399	34,145

AMOUNTS ATTRIBUTABLE TO ORBOTECH LTD.:
INCOME FROM CONTINUING OPERATIONS	28,723	17,610	17,635	14,059	42,862
INCOME (LOSS) FROM DISCONTINUED OPERATIONS, NET OF TAX	1,363	(3,600)	1,255	(1,660)	(8,717)

NET INCOME ATTRIBUTABLE TO ORBOTECH LTD.	30,086	14,010	18,890	12,399	34,145

EARNINGS PER SHARE:
INCOME FROM CONTINUING OPERATIONS:
BASIC	$0.78	$0.51	$0.46	$0.40	$1.23

DILUTED	$0.76	$0.49	$0.45	$0.39	$1.20

NET INCOME ATTRIBUTABLE TO ORBOTECH LTD.:
BASIC	$0.82	$0.40	$0.50	$0.36	$0.98

DILUTED	$0.80	$0.39	$0.48	$0.35	$0.95

WEIGHTED AVERAGE NUMBER OF SHARES USED IN COMPUTATION OF EARNINGS PER SHARE — IN THOUSANDS:
BASIC	36,618	34,859	37,969	34,888	34,911

DILUTED	37,731	35,829	38,967	35,904	35,778

ORBOTECH LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE SIX MONTH PERIOD ENDED JUNE 30, 2011

					12 months
	6 months ended		3 months ended		ended
	June 30		June 30		December 31

	2011	2010	2011	2010	2010

	U.S. dollars in thousands
CASH FLOWS FROM OPERATING ACTIVITIES:

Net income	30,086	13,975	18,890	12,381	34,289
Adjustment to reconcile net income to net cash provided by (used in) operating activities:
Loss (income) from discontinued operations	(1,363)	3,600	(1,255)	1,660	8,717
Depreciation and amortization	9,978	12,035	4,888	6,085	23,665
Compensation relating to equity awards granted to employees and others — net	2,137	2,564	1,080	1,188	4,725
Increase (decrease) in liability for employee rights upon retirement	462	191	825	(415)	2,589
Deferred income taxes	1,297	1,484	17	(40)	(3,866)
Loss (gain) from sales and write down of marketable securities	395	(46)	238		1,252
Other, including capital loss (gain)	46		46	(5)	(1,147)
Increase in accounts receivable:
Trade	(30,782)	(31,292)	(18,988)	(23,196)	(5,755)
Other	(403)	(1,369)	681	(1,148)	(4,673)
Increase (decrease) in accounts payable and accruals:
Trade	26,112	17,074	20,385	10,308	1,434
Deferred income and other	2,245	(292)	4,176	3,053	15,870
Increase in inventories	(9,921)	(7,656)	(8,545)	(3,676)	(19,018)

Net cash provided by operating activities — continuing operations	30,289	10,268	22,438	6,195	58,082
Net cash used in operating activities — discontinued operations	(740)	(5,743)	(1,604)	(3,227)	(8,972)

Net cash provided by operating activities	29,549	4,525	20,834	2,968	49,110

CASH FLOWS FROM INVESTING ACTIVITIES:

Purchase of property, plant and equipment	(2,385)	(2,229)	(1,136)	(1,509)	(6,752)
Placement of bank deposits	(60,000)		(60,000)		(2,780)
Sales of marketable securities	1,967		627		6,742
Other investment	(1,500)		(1,500)
Proceeds from disposal of property, plant and equipment	35		35		20
Decrease (increase) in funds in respect of employee rights upon retirement	(213)	(10)	(280)	447	(617)

Net cash used in investing activities — continuing operations	(62,096)	(2,239)	(62,254)	(1,062)	(3,387)
Net cash provided by (used in) investing activities — discontinued operations	9,155	45		50	(268)

Net cash used in investing activities	(52,941)	(2,194)	(62,254)	(1,012)	(3,655)

CASH FLOWS FROM FINANCING ACTIVITIES:

Repayment of long-term bank loan	(16,000)	(16,000)	(8,000)	(8,000)	(32,000)
Employee stock options excercised	1,430	57	363	57	902
Proceeds from issuance of shares, net	90,683		90,683
Acquisition of non-controlling interest		(511)		(511)	(511)

Net cash provided by (used in) financing activities	76,113	(16,454)	83,046	(8,454)	(31,609)

Currency translation adjustments on cash and cash equivalents		(176)	(26)	2	(220)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	52,721	(14,299)	41,600	(6,496)	13,626

CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	180,859	167,233	191,980	159,430	167,233

CASH AND CASH EQUIVALENTS AT END OF PERIOD	233,580	152,934	233,580	152,934	180,859

LESS — CASH AND CASH EQUIVALENTS OF DISCONTINUED OPERATIONS AT END OF PERIOD	58	600	58	600	1,356

CASH AND CASH EQUIVALENTS OF CONTINUING
OPERATIONS AT END OF PERIOD	233,522	152,334	233,522	152,334	179,503

ORBOTECH LTD.

RECONCILIATION OF GAAP TO NON-GAAP RESULTS FROM CONTINUING OPERATIONS

FOR THE SIX MONTH PERIOD ENDED JUNE 30, 2011

					12 months
	6 months ended		3 months ended		ended
	June 30		June 30		December 31

	2011	2010	2011	2010	2010
	U.S. dollars in thousands (except per share data)
Reported net income attributable to Orbotech Ltd. on GAAP basis	30,086	14,010	18,890	12,399	34,145

Non-operating income (expenses):
Financial expenses — net	(3,896)	(4,533)	(1,773)	(2,142)	(7,284)
Taxes on income	(4,119)	(4,380)	(2,289)	(3,382)	(7,397)
Net loss (income) attributable to the non-controlling interest		35		18	(144)
Income (loss) from discontinued operations*	1,363	(3,600)	1,255	(1,660)	(8,717)

	(6,652)	(12,478)	(2,807)	(7,166)	(23,542)

Reported operating income on GAAP basis	36,738	26,488	21,697	19,565	57,687
Equity based compensation expenses	2,137	2,564	1,080	1,188	4,725
Amortization of intangible assets	6,142	7,088	3,071	3,544	14,176

Non-GAAP operating income	45,017	36,140	25,848	24,297	76,588

Non-operating expenses	(6,652)	(12,478)	(2,807)	(7,166)	(23,542)
Income (loss) from discontinued operations*	1,363	(3,600)	1,255	(1,660)	(8,717)

Non-GAAP net income from continuing operations	37,002	27,262	21,786	18,791	61,763

Non-GAAP earnings per diluted share	$0.98	$0.76	$0.56	$0.52	$1.73

Shares used in earnings per diluted share calculation-in thousands	37,731	35,829	38,967	35,904	35,778

*	The loss from discontinued operations, net of tax, was attributable to the re-classification during 2010 of OMS and OMD as discontinued operations.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORBOTECH LTD. (Registrant)

By:	/s/ Doron Abramovitch
Doron Abramovitch Corporate Vice President and Chief Financial Officer

Date: August 2, 2011